Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

NioCorp Developments Ltd.

Centennial, Colorado

We hereby consent to the incorporation by reference in the Joint Proxy Statement/Prospectus constituting a part of this Registration Statement of our report dated September 6, 2022, except as to the effects of the restatement discussed in Note 2, which is dated October 31, 2022, relating to the consolidated financial statements of NioCorp Developments Ltd., appearing in the Company’s Annual Report on Form 10-K, as amended by Amendment No. 1, for the year ended June 30, 2022. Our report contains an explanatory paragraph regarding the Company’s ability to continue as a going concern.

We also consent to the reference to us under the caption “Experts” in the Joint Proxy Statement/Prospectus.

/s/ BDO USA, LLP

Spokane, Washington

January 31, 2023